Exhibit 99.1
Baidu Announces First Quarter 2010 Results
BEIJING, China, April 28, 2010 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20101.
First Quarter 2010 Highlights
•	Total revenues in the first quarter of 2010 were RMB1.294 billion ($189.6 million), a 59.6% increase from the corresponding period in 2009.

•	Operating profit in the first quarter of 2010 was RMB530.8 million ($77.8 million), a 167.4% increase from the corresponding period in 2009.

•
Net income in the first quarter of 2010 was RMB480.5 million ($70.4 million), a 165.3% increase from the corresponding period in 2009. Diluted earnings per share (“EPS”) for the first quarter of 2010 was RMB13.77 ($2.02); diluted EPS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2010 was RMB14.33 ($2.10).

“We delivered a quarter of record revenue and strong profitability despite the usual seasonality associated with the Chinese New Year holiday,” said Robin Li, chairman and chief executive officer of Baidu. “In particular, Phoenix Nest’s performance continued to exceed our expectations as customers increasingly appreciate the new platform’s advanced tools and superior return on investment. Looking ahead, we will continue to innovate and educate Chinese companies about the benefits of search engine marketing with Baidu.”
Jennifer Li, Baidu’s chief financial officer, added, “True to our commitment to managing for profitable growth, we delivered both strong top and bottom line results in the first quarter. For the rest of the year, we will aggressively expand our R&D and sales teams to drive improvements in technology and monetization while investing in network infrastructure to support traffic growth.”
First Quarter 2010 Results
Baidu reported total revenues of RMB1.294 billion ($189.6 million) for the first quarter of 2010, representing a 59.6% increase from the corresponding period in 2009.

[1]
This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8258 to US$1.00, the effective noon buying rate as of March 31, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Online marketing revenues for the first quarter of 2010 were RMB1.293 billion ($189.5 million), representing a 59.6% increase from the corresponding period in 2009. Baidu had around 221,000 active online marketing customers in the first quarter of 2010, representing a 19.5% increase from the corresponding period in 2009 and a 0.9% decrease from the previous quarter. Revenue per online marketing customer for the first quarter was approximately RMB5,900 ($864), a 34.1% increase from the corresponding period in 2009 and a 3.5% increase from the previous quarter.
Traffic acquisition costs (TAC) as a component of cost of revenues were RMB171.3 million ($25.1 million), representing 13.2% of total revenues, as compared to 15.3% in the corresponding period in 2009 and 16.0% in the fourth quarter of 2009. The decrease in TAC as a percentage of total revenues reflects initiatives to drive quality improvements on Baidu Union traffic.
Bandwidth costs as a component of cost of revenues were RMB58.0 million ($8.5 million), representing 4.5% of total revenues, compared to 6.0% in the corresponding period in 2009. Depreciation costs as a component of cost of revenues were RMB65.9 million ($9.7 million), representing 5.1% of total revenues, compared to 7.4% in the corresponding period in 2009. The decreases in bandwidth and depreciation costs as percentages of total revenues reflect efficiency improvements as well as increased scalability of investment in capital expenditure.
Selling, general and administrative expenses were RMB214.6 million ($31.4 million), representing an increase of 5.0% from the corresponding period in 2009, primarily due to increased sales headcount. The increase was partly offset by lower marketing expenses.
Research and development expenses were RMB122.1 million ($17.9 million), representing a 42.6% increase from the corresponding period in 2009, primarily due to increased R&D personnel expenses.
Share-based compensation expenses, which were allocated to related operating costs and expense line items, decreased in aggregate by 16.7% to RMB19.5 million ($2.9 million) in the first quarter of 2010 from RMB23.5 million in the corresponding period in 2009.
Operating profit was RMB530.8 million ($77.8 million), representing a 167.4% increase from the corresponding period in 2009. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB550.3 million ($80.6 million), a 147.9% increase from the corresponding period in 2009.
Income tax expense was RMB70.7 million ($10.4 million), compared to an income tax expense of RMB26.9 million for the corresponding period in 2009. The effective tax rate for the first quarter of 2010 was 12.8% as compared to 12.9% for the corresponding period in 2009.
Net income was RMB480.5 million ($70.4 million), representing a 165.3% increase from the corresponding period in 2009. Basic and diluted EPS for the first quarter of 2010 amounted to RMB13.82 ($2.02) and RMB13.77 ($2.02), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB500.1 million ($73.3 million), a 144.4% increase from the corresponding period in 2009. Basic and diluted EPS excluding share based compensation expenses (non-GAAP) for the first quarter of 2010 amounted to RMB14.38 ($2.11) and RMB14.33 ($2.10), respectively.
As of March 31, 2010, the Company had cash, cash equivalents and short-term investments of RMB4.909 billion ($719.2 million). Net operating cash inflow and capital expenditures for the first quarter of 2010 were RMB426.2 million ($62.4 million) and RMB105.3 million ($15.4 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB641.2 million ($93.9 million) for the first quarter of 2010, representing a 116.1% increase from the corresponding period in 2009.
Outlook for Second Quarter 2010
Baidu currently expects to generate total revenues in an amount ranging from RMB 1.830 billion ($268.1 million) to RMB 1.870 billion ($274.0 million) for the second quarter of 2010, representing a 67% to 70% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Earnings Conference Call
Baidu’s management will hold an earnings conference call at 8:00 PM on April 28, 2010 U.S. Eastern Time (8:00 AM on April 29, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1.617.597.5364
UK:	+44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode for all regions: 83504881
A replay of the conference call may be accessed by phone at the following number until May 6, 2010:
International: +1.617.801.6888
Passcode: 34704854
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter 2010 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of April 28, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
For investor and media inquiries, please contact:
China
Victor Tseng
Baidu, Inc.
Tel: 86-10-5992-7244
ir@baidu.com
Cynthia He
Brunswick Group LLC
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Tel: 1-212-333-3810
ktellier@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	March 31	December 31	March 31
(in RMB thousands)	2010	2009	2009
	Unaudited	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	4,157,130	4,199,889	2,494,320
Short-term investments	751,894	381,149	276,329
Accounts receivable, net	153,686	161,610	76,434
Other assets,current	118,822	91,067	76,785
Deferred tax assets, net	10,118	9,157	5,580

Total current assets	5,191,650	4,842,872	2,929,448

Non-current assets:
Fixed assets, net	1,036,921	997,557	767,159
Intangible assets, net	120,054	122,595	122,928
Goodwill	63,691	63,691	54,083
Long-term investments, net	14,577	14,308	12,300
Deferred tax assets, net	33,799	33,799	27,679
Other assets,non-current	99,222	82,153	85,416

Total non-current assets	1,368,264	1,314,103	1,069,565

TOTAL ASSETS	6,559,914	6,156,975	3,999,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities, current	664,078	749,861	410,740
Customer advances and deposits, current	573,724	607,828	379,090
Deferred revenue	59,170	42,035	5,662
Deferred income	—	—	52

Total current liabilities	1,296,972	1,399,724	795,544

Non-current liabilities:
Long-term payable for business acquisition	4,150	4,150	—

Total non-current liabilities	4,150	4,150	—

Total liabilities	1,301,122	1,403,874	795,544

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 26,298,960 shares and 26,330,659 shares issued and outstanding as at December 31, 2009 and March 31, 2010	11	11	11
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,454,332 shares and 8,454,332 shares issued and outstanding as at December 31, 2009 and March 31, 2010	4	4	4
Additional paid-in capital	1,455,395	1,426,070	1,183,217
Accumulated other comprehensive loss	(117,684)	(113,513)	(116,305)
Retained earnings	3,921,066	3,440,529	2,136,542

Total shareholders’ equity	5,258,792	4,753,101	3,203,469

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,559,914	6,156,975	3,999,013

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	March 31,	March 31,	December 31,
(in RMB thousands except for share, per share information)	2010	2009	2009
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	1,293,396	810,193	1,260,301
Other services	519	518	593

Total revenues	1,293,915	810,711	1,260,894

Operating costs and expenses:
Cost of revenues (note 1, 2)	(426,405)	(322,235)	(452,559)
Selling, general and administrative (note 2)	(214,568)	(204,300)	(221,767)
Research and development (note 2)	(122,129)	(85,670)	(124,402)

Total operating costs and expenses	(763,102)	(612,205)	(798,728)

Operating profit	530,813	198,506	462,166

Other income:
Interest income	11,374	9,123	9,313
Exchange loss, net	(1)	—	(40)
Gain and loss from equity method investments	247	—	(167)
Other income, net	8,797	385	27,507

Total other income	20,417	9,508	36,613

Income before income taxes	551,230	208,014	498,779

Income taxes	(70,693)	(26,897)	(70,915)

Net income	480,537	181,117	427,864

Earnings per share for Class A and Class B ordinary shares:
Basic	13.82	5.25	12.33
Diluted	13.77	5.22	12.27

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,766,823	34,525,338	34,702,168
Diluted	34,894,049	34,727,972	34,877,586

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(81,301)	(48,868)	(78,822)
Traffic acquisition costs	(171,349)	(124,119)	(201,880)
Bandwidth costs	(58,012)	(48,280)	(54,403)
Depreciation costs	(65,888)	(59,616)	(67,628)
Operational costs	(48,256)	(39,719)	(48,298)
Share-based compensation expenses	(1,599)	(1,633)	(1,528)

Total cost of revenues	(426,405)	(322,235)	(452,559)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,599)	(1,633)	(1,528)
Selling, general and administrative	(8,593)	(11,156)	(7,472)
Research and development	(9,339)	(10,665)	(9,728)

Total share-based compensation expenses	(19,531)	(23,454)	(18,728)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended			Three months ended			Three months ended
	March 31, 2009			December 31, 2009			March 31, 2010
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
Operating profit	198,506	23,454	221,960	462,166	18,728	480,894	530,813	19,531	550,344

	Three months ended			Three months ended			Three months ended
	March 31, 2009			December 31, 2009			March 31, 2010
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
Net income	181,117	23,454	204,571	427,864	18,728	446,592	480,537	19,531	500,068

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	March 31, 2009	total revenues	December 31, 2009	total revenues	March 31, 2010	total revenues
Net cash provided by operating activities	247,438	31%	779,079	62%	426,169	33%

Changes in assets and liabilities, net of effects of acquisitions	31,799	4%	(244,723)	-20%	164,711	13%
Income taxes expenses	26,897	3%	70,915	6%	70,693	5%
Interest income and other, net	(9,508)	-1%	(36,613)	-3%	(20,417)	-2%

Adjusted EBITDA	296,626	37%	568,658	45%	641,156	49%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.